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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
        OF 1934

                  For the fiscal year ended: September 30, 2000


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from ________ to ________ .

                        Commission file number: 000-24923

                             CONEXANT SYSTEMS, INC.
                             RETIREMENT SAVINGS PLAN
                            (Full title of the plan)

                             CONEXANT SYSTEMS, INC.
          (Name of issuer of the securities held pursuant to the plan)

                               4311 JAMBOREE ROAD
                             NEWPORT BEACH, CA 92660
                     (Address of principal executive office)

================================================================================

                             CONEXANT SYSTEMS, INC.
                             RETIREMENT SAVINGS PLAN

                                      Index



INDEPENDENT AUDITORS' REPORT                                                          3

FINANCIAL STATEMENTS:

Statements of net assets available for benefits
  as of September 30, 2000 and 1999                                                   4

Statements of changes in net assets available for benefits for the year ended
  September 30, 2000 and the period from January 1, 1999 (date of inception)
  through September 30, 1999                                                          5

Notes to financial statements for the year ended September 30, 2000 and the period from January 1, 1999 (date of inception)
  through September 30, 1999                                                          6


SUPPLEMENTAL SCHEDULES:

Schedule of assets held for investment purposes
  as of September 30, 2000                                                           13

Schedule of reportable series of transactions
  for the year ended September 30, 2000                                              14

  (Schedules, other than those listed above, are omitted because of the absence of conditions under which they are required.)


Signature                                                                            15

INDEPENDENT AUDITORS' REPORT


To the Conexant Systems, Inc.
  Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Conexant Systems, Inc. Retirement Savings Plan (the Plan) as of September 30, 2000 and 1999, and the related statements of changes in net assets available for benefits for the year ended September 30, 2000 and the period from January 1, 1999 (date of inception) through September 30, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2000 and 1999, and the changes in net assets available for benefits for the year ended September 30, 2000 and the period from January 1, 1999 (date of inception) through September 30, 1999 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Index are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

Costa Mesa, California
March 27, 2001

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF SEPTEMBER 30, 2000 AND 1999


                                            2000             1999
                                         -----------      -----------
ASSETS:
Investments at fair value (Note 3):
  Shares of mutual funds                 $30,003,234      $12,038,179
  Interest in collective trusts            2,361,395          665,700
  Conexant common stock fund              43,194,423       21,969,261
  Participant loans receivable             1,282,713          254,040
                                         -----------      -----------

    Total investments                     76,841,765       34,927,180

Contributions receivable:
  Employer                                    23,579
  Other                                      155,057
                                         -----------      -----------

    Total contributions receivable           178,636

Cash                                         538,962
                                         -----------      -----------

      Total assets                        77,559,363       34,927,180

LIABILITIES:
Benefit claims payable                        12,037
Other liabilities                             95,962              573
                                         -----------      -----------

      Total liabilities                      107,999              573
                                         -----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS        $77,451,364      $34,926,607
                                         ===========      ===========

The accompanying notes are an integral part of these financial statements.

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED SEPTEMBER 30, 2000 AND THE PERIOD FROM
JANUARY 1, 1999 (DATE OF INCEPTION) THROUGH SEPTEMBER 30, 1999


                                                               2000               1999
                                                            ------------       ------------
ADDITIONS:
Investment Income:
  Net appreciation in fair value of investments             $    860,798       $ 10,394,393
  Interest and dividends                                       1,383,903            372,507
                                                            ------------       ------------

    Total investment income                                    2,244,701         10,766,900

Contributions:
  Participant                                                 24,389,684         12,573,929
  Employer                                                     9,332,700          7,124,877
  Rollover                                                     8,159,995          4,828,882
  Transfer of funds to Fidelity                                  168,384             75,847
                                                            ------------       ------------

    Total contributions                                       42,050,763         24,603,535

      Total additions                                         44,295,464         35,370,435

DEDUCTIONS:
Benefits paid and other distributions to participants         (1,643,960)          (399,593)
Administrative fees and other deductions                        (126,747)           (44,235)
                                                            ------------       ------------

      Total deductions                                        (1,770,707)          (443,828)
                                                            ------------       ------------

NET INCREASE                                                  42,524,757         34,926,607

NET ASSETS AVAILABLE FOR BENEFITS, beginning of period        34,926,607
                                                            ------------       ------------

NET ASSETS AVAILABLE FOR BENEFITS, ending of period         $ 77,451,364       $ 34,926,607
                                                            ============       ============

The accompanying notes are an integral part of these financial statements.

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2000 AND THE PERIOD FROM
JANUARY 1, 1999 (DATE OF INCEPTION) THROUGH SEPTEMBER 30, 1999


1.      DESCRIPTION OF PLAN

        Effective January 1, 1999, Conexant Systems, Inc. (the Company or Plan Sponsor) adopted the Conexant Systems, Inc. Retirement Savings Plan (the
        Plan). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        General - The Plan is a defined-contribution plan designed to qualify under Internal Revenue Code (the Code) Section 401(a). The Plan covers substantially all non-union employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). At September 30, 2000, the Plan had 3,940 participants.

        Fidelity Investments Institutional Operations Company, Inc. provides recordkeeping services to the Plan in its capacity as agent for the trustee, Fidelity Management Trust Company (Fidelity), pursuant to the terms of the Trust Agreement between Conexant Systems, Inc. Master Trust (the Trust) and Fidelity Management Trust Company. All of the Plan's assets and the assets of the Conexant Systems, Inc. Hourly Employees' Savings Plan are kept in the Trust. As of September 30, 2000 and 1999, the Plan owned 95% and 94%, respectively, of the total net assets available for benefits in the Trust.

        Contributions - During the period from January 1, 1999 (date of inception) through September 30, 1999, participants could elect to contribute up to 15% of pretax or post-tax annual compensation, as defined in the Plan, subject to the annual maximum pretax dollar limit established by the IRS. The Company matched 100% up to the first 6% of employee compensation contributed to the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offered 17 mutual funds, an interest in collective trusts, and the Conexant Stock Fund as investment options for participants. Company contributions were directed to the Conexant Stock Fund.

        Effective October 1999, the Plan was amended to provide for employees to contribute from 1% to 17% of base compensation through payroll deductions on a pretax, post-tax, or combination basis, up to the annual maximum pretax dollar limit established by the IRS. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 17 mutual funds, an interest in collective trusts, and the Conexant Stock Fund as investment options for participants. The Company matches 100% up to the first 4% of employee compensation contributed to the Plan. The Company may also, at its discretion, make an additional variable match of between 0% and 100% on the first 4% an employee contributes, depending on the Company's overall financial performance. All Company contributions are directed to the Conexant Stock Fund.

        The amount allocated in each calendar year to any participant cannot exceed the lesser of $30,000 or 25% of the participant's total compensation. For purposes of this limitation, amounts allocated shall comprise Company matching contributions and the participant's pretax and post-tax contributions.

        In December 2000, the Company allocated a variable match to all employees that participated in the Plan during the year ended September 30, 2000, which additional match totaled $4,079,047.


        Investment Options - Upon enrollment in the Plan, a participant may direct employee contributions, as follows:

                As of September 30, 2000, the Plan offered investment options in the following funds (percentages are approximate):

                        Conexant Stock Fund - Conexant Systems, Inc. common stock, cash, and the proceeds and income on such cash and common stock.

                        Fidelity Equity-Income Fund - Primary investment focus on income-producing stocks, such as common and preferred stocks, with some limited focus on bonds producing income (in general, would avoid securities without proven earnings or credit).

                        Fidelity Emerging Markets Fund - Primary investment focus is stock of companies in emerging markets, with emphasis on countries with a relatively low Gross National Product compared to the world's major economies, but with potential for rapid growth.

                        Fidelity Diversified International Fund - Primary focus is stocks of larger companies which are located outside the United States and which are viewed as being undervalued.

                        Fidelity Dividend Growth Fund - Stocks of companies that have potential to increase the amount of their dividends or to begin paying them if none are being paid now.

                        Fidelity Mid-Cap Stock Fund - Primary focus in stocks of mid-size companies with capitalizations within the range of the Standard & Poors MidCap 400 (approximate capitalization of $110 million to $5 billion).

                        Fidelity Freedom Income Fund - 20% in Fidelity stock mutual funds, 40% in Fidelity bond mutual funds, and 40% in Fidelity money market mutual funds.

                        Fidelity Freedom 2000 Fund - 41% in Fidelity stock mutual funds, 44% in Fidelity bond mutual funds, and 15% in Fidelity money market mutual funds. Percentage mix will gradually become more conservative over time.

                        Fidelity Freedom 2010 Fund - 65% in Fidelity stock mutual funds, 33% in Fidelity bond mutual funds, and 2% in Fidelity money market mutual funds. Percentage mix will gradually become more conservative over time.

                        Fidelity Freedom 2020 Fund - 80% in Fidelity stock mutual funds and 20% in Fidelity bond mutual funds. Percentage mix will gradually become more conservative over time.

                        Fidelity Freedom 2030 Fund - 84% in Fidelity stock mutual funds, and 16% in Fidelity bond mutual funds. Percentage mix will gradually become more conservative over time.

                        Fidelity Managed Income Portfolio (Stable Value) Fund - Primarily invests in investment contracts providing a stated rate of interest which is offered by major insurance companies, with some investment in certain types of fixed income securities to provide daily liquidity.

                        Fidelity U.S. Bond Index Fund - Investment-grade (medium to high quality) or above with maturities of at least one year, including U.S. Treasury and U.S. government securities, corporate bonds, asset-backed and mortgage-backed securities, and U.S. dollar-denominated foreign securities.

                        Spartan U.S. Equity Index Fund - Primary investment focus on the 500 domestic companies that make up the S&P 500 and in other securities that are based on the value of that Index.

                        Funds added during fiscal year 2000:

                                Fidelity Fund - Invests primarily in common stocks. The fund potentially invests a portion of its assets in bonds, including lower-quality debt securities. Invests in domestic and foreign issuers.

                                Fidelity OTC Portfolio - Normally invests primarily in common stocks. Normally invests at least 65% of its assets in securities principally traded on the over-the-counter (OTC) market, which has more small- and medium-sized companies than other markets. Potentially, the fund may invest in non-OTC securities. The fund may invest in domestic and foreign issuers. Securities traded on the OTC market tend to be from smaller or newer companies, which generally involve greater investment risk than investments in larger, well-known companies.

                                Fidelity Growth Company Fund - Invests primarily in common stocks of domestic and foreign issuers. The fund invests in companies that it believes have above-average growth potential.

                                Franklin Small-Cap Growth Fund - A - Primarily invests in equity securities of companies with market capitalizations of less than $1.5 billion at the time of the investment. The fund may also invest a portion of its assets in foreign securities, including those of developing markets issuers, which involve greater risk.

                        Funds removed during fiscal year 2000:

                                Fidelity Small-Cap Stock Fund - Normally invests at least 65% of its assets in companies with capitalizations similar to those in the Russell 2000 Index. Such fund was removed from the Plan as of September 30, 2000.

        Participant Accounts - Each participant's account reflects the participant's contributions, the Company's matching contributions, an allocation of Plan earnings (losses), and an allocation of administrative expenses. Allocations of administrative expenses are equally allocated to all participants.

        Vesting - Participant elective contributions and Company contributions are fully vested at all times.

        Payment of Benefits - Balances may be withdrawn when participants become disabled, die, retire, or terminate employment. Such balances may be kept in the Plan in any of the Plan's investment options, if the balance is greater than $5,000. Upon retirement, a participant may elect to receive a lump-sum amount or ten or fewer annual installments equal to the value of his or her account.

        Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

        Participant Loans Receivable - Participants who are active employees of the Company may borrow up to the lesser of 50% of their account balance in the Plan or $50,000. The minimum loan is $1,000. Loans are repayable ratably through biweekly payroll deductions over a period not to exceed five years, except for loans for the purchase or construction of a participant's principal residence, which provide for repayment over a reasonable period of time that may not exceed ten years. Loans bear interest at the prime rate, as published by the Wall Street Journal on the last day of the preceding quarter in which the loan funds, plus 1%. As of September 30, 2000 and 1999, no participant loans were delinquent.


2.      SUMMARY OF ACCOUNTING POLICIES

        Basis of Accounting and Presentation - The accompanying financial statements and supplemental schedules have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, and present the net assets available for benefits and changes in those net assets.

        Reclassifications - Certain prior year amounts have been reclassified to conform to the current year presentation.

        Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

        Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. The Plan's investments are valued at their quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

        Payment of Benefits - Benefits are recorded when paid.

        Administrative Expenses - The costs of administering the Plan are paid for by the Company, with the exception of a per participant fee charged by Fidelity Investments, which is applied equally to all participant accounts on a quarterly basis.

3.      INVESTMENTS

        The following is a summary of investments held as of September 30:

                                                            2000                              1999
                                               ----------------------------      ----------------------------
                                                   Cost          Fair value         Cost          Fair value
                                               -----------      -----------      -----------      -----------
Conexant Stock Fund                            $35,080,865      $43,194,423      $11,476,284      $21,969,261
Franklin Small-Cap Growth                          424,236          444,935
Fidelity Fund                                      168,587          158,957
Fidelity Growth Company                            941,721          973,719
Fidelity OTC Portfolio                             284,120          255,434
Fidelity Equity Income                           2,156,893        2,132,735        1,294,766        1,249,111
Fidelity Emerging Markets                          692,012          634,911          237,489          255,512
Fidelity Diversified International               1,794,864        1,889,040          566,425          613,987
Fidelity Dividend Growth                         5,979,716        6,169,462        3,559,191        3,215,160
Fidelity SmallCap Stock                                                              382,204          394,046
Fidelity Mid-Cap Stock                           3,647,055        4,276,874          791,802          779,541
Fidelity Freedom Income                            222,446          225,584           61,941           61,440
Fidelity Freedom 2000                              268,030          272,844          108,396          108,585
Fidelity Freedom 2010                            1,326,582        1,389,237          599,490          604,783
Fidelity Freedom 2020                            2,240,758        2,340,551          808,063          812,667
Fidelity Freedom 2030                            1,594,017        1,676,438          619,476          628,548
Fidelity Managed Income Portfolio
  (stable value)                                 2,361,395        2,361,395          665,700          665,700
Spartan U.S. Equity Index                        5,583,459        5,777,009        2,685,622        2,641,357
Fidelity U.S. Bond Index                         1,389,974        1,385,504          690,853          673,442
Participant loans receivable
  (bearing interest from 8.75% to 10.50%)        1,282,713        1,282,713          254,040          254,040
                                               -----------      -----------      -----------      -----------

                                               $67,439,443      $76,841,765      $24,801,742      $34,927,180
                                               ===========      ===========      ===========      ===========


        The following table presents investments that represent 5% or more of the Plan's net assets at fair value as of September 30:

                                  2000             1999
                               -----------      -----------
Conexant Stock Fund            $43,194,423      $21,969,261
Fidelity Dividend Growth         6,169,462        3,215,160
Fidelity Mid-Cap Stock           4,276,874          779,541
Spartan U.S. Equity Index        5,777,009        2,641,357

        The Plan's investments (including gains and losses on investments bought and sold, as well as held) appreciated in value by $860,798 and $10,394,393 for the year ended September 30, 2000 and the period from January 1, 1999 (date of inception) through September 30, 1999, respectively, as follows:

                                        2000               1999
                                    ------------       ------------
Conexant Stock Fund                 $ (1,028,012)      $ 10,730,690
Mutual Funds                           1,888,810           (336,297)
Interests in collective trusts                --                 --


4.      INCOME TAXES

        On December 13, 2000, the Company received a favorable determination letter from the IRS with respect to the Plan, as amended. The favorable determination is subject to the adoption of certain proposed amendments that define and modify certain elements in the Plan document. On January 12, 2001, the proposed amendments were adopted by the Company's Board of Directors and were given retroactive effect as of January 1, 1999. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.


5.      RISKS AND UNCERTAINTIES

        The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, and mutual funds. Investment securities are exposed to various risks, such as interest rate, market, and credit. Because of the risks associated with certain investment securities and the uncertainties related to changes in the value of investment securities, it is possible that changes in the value of such securities may materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

6.      NONPARTICIPANT-DIRECTED INVESTMENTS

        Information about the net assets and significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:

                                2000               1999
                            ------------       ------------
Net assets:
  Conexant Stock Fund       $ 24,027,810       $ 14,690,473
                            ============       ============

Changes in net assets:
  Contributions             $  9,332,700       $  7,124,877
  Net appreciation               704,178          7,718,905
  Transfers                        2,212             28,999
  Withdrawal                    (701,753)          (182,308)
                            ------------       ------------

                            $  9,337,337       $ 14,690,473
                            ============       ============


7.      RELATED-PARTY TRANSACTIONS

        Certain Plan investments are shares of mutual funds managed by an affiliate of Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid by the Plan for investment management services amounted to $127,440 and $44,235 for the year ended September 30, 2000 and the period from January 1, 1999 (date of inception) through September 30, 1999, respectively.

                                   * * * * * *

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN


SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF SEPTEMBER 30, 2000


                 (B)                                 (C)
              IDENTITY OF                 DESCRIPTION OF INVESTMENT,
           ISSUE, BORROWER,                 INCLUDING MATURITY DATE,                                          (E)
          LESSOR, OR SIMILAR              RATE OF INTEREST, COLLATERAL,                       (D)            CURRENT
(A)             PARTY                         PAR, OR MATURITY VALUE                         COST             VALUE
---    ------------------------    ---------------------------------------------         ------------      ------------
*      Fidelity Investments        Conexant Stock Fund                                   $ 35,080,865      $ 43,194,423
       Franklin Resources, Inc.    Franklin Small-Cap Growth                                  424,236           444,935
*      Fidelity Investments        Fidelity Fund                                              168,587           158,957
*      Fidelity Investments        Fidelity Growth Company                                    941,721           973,719
*      Fidelity Investments        Fidelity OTC Portfolio                                     284,120           255,434
*      Fidelity Investments        Fidelity Equity Income                                   2,156,893         2,132,735
*      Fidelity Investments        Fidelity Emerging Markets                                  692,012           634,911
*      Fidelity Investments        Fidelity Diversified International                       1,794,864         1,889,040
*      Fidelity Investments        Fidelity Dividend Growth                                 5,979,716         6,169,462
*      Fidelity Investments        Fidelity Mid-Cap Stock                                   3,647,055         4,276,874
*      Fidelity Investments        Fidelity Freedom Income                                    222,446           225,584
*      Fidelity Investments        Fidelity Freedom 2000                                      268,030           272,844
*      Fidelity Investments        Fidelity Freedom 2010                                    1,326,582         1,389,237
*      Fidelity Investments        Fidelity Freedom 2020                                    2,240,758         2,340,551
*      Fidelity Investments        Fidelity Freedom 2030                                    1,594,017         1,676,438
*      Fidelity Investments        Fidelity Managed Income Portfolio
                                     (stable value)                                         2,361,395         2,361,395
*      Fidelity Investments        Spartan U.S. Equity Index                                5,583,459         5,777,009
*      Fidelity Investments        Fidelity U.S. Bond Index                                 1,389,974         1,385,504
                                   Participant loans receivable (interest rates
                                     ranging from 8.75% to 10.50%)                          1,282,713         1,282,713
                                                                                           ----------         ---------

                                                                                         $ 67,439,443      $ 76,841,765
                                                                                         ============      ============



* Identified as a party-in-interest to the Plan.

CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

SCHEDULE OF REPORTABLE SERIES OF TRANSACTIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2000



                                          TOTAL           TOTAL      NUMBER OF    NUMBER OF      REALIZED
DESCRIPTION OF ASSET                    PURCHASES         SALES      PURCHASES      SALES       GAIN (LOSS)
--------------------                    ---------         -----      ---------    ---------     -----------
Conexant Stock Fund                     $9,330,764         $ -          65            -             $ -

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        CONEXANT SYSTEMS, INC. RETIREMENT
                                        SAVINGS PLAN


Date: March 28, 2001                    By: /s/  Balakrishnan S. Iyer
                                        ----------------------------------------
                                        Balakrishnan S. Iyer
                                        Senior Vice President and
                                        Chief Financial Officer of Conexant
                                        Systems, Inc. and Member of the Plan
                                        Committee

                                INDEX TO EXHIBITS


Exhibit
Number            Description
------            -----------
  23              Independent Auditors' Consent